Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, OK 73102	405 552 4577 phone jeff.agosta@dvn.com

January 3, 2013

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Devon Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2011
File No. 001-32318

Dear Mr. Schwall:

On January 2, 2013, Devon received the staff’s comment letter dated December 13, 2012, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2011, filed February 24, 2012 (File No. 001-32318). We request an extension to submit Devon’s responses to the staff’s comments on January 11, 2013.

Sincerely,

/s/ Jeffrey A. Agosta

Jeffrey A. Agosta

Executive Vice President and Chief Financial Officer